UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68096 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sikich Corporate Finance, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W. Diehl Rd., Suite 400
(No. and Street)

| Naperville | Illinois | 60563 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Geier (630) 566-8400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

| 125 S. Wacker Dr. Suite 1500 | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/31

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

12014724

## OATH OR AFFIRMATION

I, Christopher Geier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sikich Corporate Finance, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHELLE WEBER
Notary Public - State of Illinois
My Commission Expires May 10, 2012

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Sikich Corporate Finance, LLC
## December 31, 2011

**Table of Contents**

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

**Independent Auditors' Report**

To the Member
Sikich Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Sikich Corporate Finance, LLC as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sikich Corporate Finance, LLC as of December 31, 2011 and the results of its operations, changes in member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

**Horwich Coleman Levin, LLC**
**Chicago, IL**

**February 22, 2012**

# Sikich Corporate Finance, LLC

## Statement of Financial Condition

## December 31, 2011

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 284,983 |
| Accounts receivable | | 36,000 |
| Prepaid expenses | | 4,489 |
| Total assets | $ | 325,472 |
| | | |
| **Liabilities and Member's Equity** | | |
| Member's equity | $ | 325,472 |
| Total liabilities and member's equity | $ | 325,472 |

The accompanying notes are an integral part of these statements.

# Sikich Corporate Finance, LLC

## Statement of Operations

## For the Year Ended December 31, 2011

| | |
|---|---|
| **Revenues** | |
| Fee revenue | $ 4,521,000 |
| Total revenues | 4,521,000 |
| **Expenses** | |
| Professional dues and licenses | 1,110 |
| Outside services | 274,652 |
| Regulatory fees | 15,543 |
| Insurance | 951 |
| Other operating expenses | 8,017 |
| Total expenses | 300,273 |
| **Net income** | $ 4,220,727 |

The accompanying notes are an integral part of these statements.

# Sikich Corporate Finance, LLC

## Statement of Changes in Member's Equity

## For the Year Ended December 31, 2011

| | | |
|---|---|---|
| **Balance - January 1, 2011** | $ | 14,745 |
| Member's contributions | | 10,000 |
| Member's distributions | | (3,920,000) |
| Net income | | 4,220,727 |
| **Balance - December 31, 2011** | $ | 325,472 |

The accompanying notes are an integral part of these statements.

# Sikich Corporate Finance, LLC

## Statement of Cash Flows

## For the Year Ended December 31, 2011

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 4,220,727 |
| Adjustments to reconcile net income to net cash provided by operating activities | - |
| (Increase) in receivables | (36,000) |
| (Increase) in prepaid expenses | (251) |
| Net cash provided by operating activities | 4,184,476 |
| **Cash flows from financing activities:** | |
| Member's capital contributions | 10,000 |
| Member's capital distributions | (3,920,000) |
| Net cash used in financing activities | (3,910,000) |
| Net increase in cash and cash equivalents | 274,476 |
| Cash and cash equivalents at January 1, 2011 | 10,507 |
| **Cash and cash equivalents at December 31, 2011** | $ 284,983 |

The accompanying notes are an integral part of these statements.

### 1. Summary of Significant Accounting Policies

**Organization**

Sikich Corporate Finance, LLC, a Delaware limited liability company (the Company), was formed on October 15, 2008, and began operations on November 3, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA.) The general purpose of the Company is to engage in capital raising services, including private securities placement and Private Investment in Public Equity (PIPE) transactions, and to perform mergers and acquisitions advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency or similar opinions. The Company's customers are located throughout the United States.

**Basis of Presentation**

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Cash and Cash Equivalents**

The Company considers all highly liquid financial instruments with maturity of three months or less at acquisition, that are not held in the ordinary course of business, to be cash equivalents.

**Revenue Recognition**

Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

**Accounts Receivable**

The Company believes all amounts included in accounts receivables are collectible in full and, accordingly an allowance for doubtful accounts is not considered necessary at December 31, 2011.

**Income Taxes**

As a limited liability company, the Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company is subject to certain state taxes; however no provision for state income taxes is required at December 31, 2011.

# Sikich Corporate Finance, LLC

## Notes to Financial Statements

## For the Year Ended December 31, 2011

---

### 1. Summary of Significant Accounting Policies (Continued)

**Estimates**

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Subsequent Events**

Management evaluated all activity of the Company through February 22, 2012 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

**Fair Value Measurement**

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, *Fair Value Measurements and Disclosures.*

**Uncertainty in Income Taxes**

The Company has adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

### 2. Related Party Transactions

The Company is 100% owned by Sikich, LLP and is subject to an expense sharing arrangement with Sikich, LLP that has been approved by FINRA. The agreement that renewed automatically on October 16, 2011 is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. Under the agreement Sikich, LLP paid $2,215,044 on behalf of the Company during the year ended December 31, 2011 in consideration of rent, utilities, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general non-securities related administrative and office expenses. The Company will not have any obligation to pay back any incurred expenses paid on its behalf by Sikich, LLP, and thus such amount is not reflected in the financial statements.

### 3. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2011 the Company had net capital and net capital requirements of $320,983 and $5,000, respectively.

### 4. Concentrations

**Cash in Excess of FDIC Limits**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2011, the Company had approximately$37,400 in excess of FDIC insured limits.

**Concentration in Fee Revenue**

In 2011, the three largest customers accounted for approximately 91% of the Company's fee revenue.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

# Independent Auditors' Report on Internal Control

To the Member
Sikich Corporate Finance, LLC

In planning and performing our audit of the financial statements of Sikich Corporate Finance, LLC, (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

## Independent Auditors' Report on Internal Control

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

**Horwich Coleman Levin, LLC**
**Chicago, Illinois**

**February 22, 2012**

# Sikich Corporate Finance, LLC

## Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

## December 31, 2011

Sikich Corporate Finance, LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Sikich Corporate Finance, LLC is exempt from the provisions of that rule.

# Sikich Corporate Finance, LLC

## A Reconciliation, including appropriate explanation of the Audited Computation of Net Capital with the Company's Corresponding Unaudited Part II A Focus Report Filing

## For the Year Ended December 31, 2011

There were no differences existing at December 31, 2011 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2011.

# Sikich Corporate Finance, LLC

## Audited Computation of Net Capital

## December 31, 2011

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity | $ | 325,472 |
| Less nonallowable assets | | 4,489 |
| Net Capital | | 320,983 |
| Net capital requirement | | 5,000 |
| Excess Net Capital | $ | 315,983 |
| Aggregate indebtness-accounts payable, accrued expenses and other unsubordinated liabilities | | - |
| Percentage of aggregate indebtness to net capital | | - |
| Minimum net capital at 6-2/3% of aggregate indebtness | | - |